October 21, 2005

Mail Stop 4561

J. William Blackham
President, Chief Executive Officer and Director
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

 RE: Eagle Hospitality Properties Trust, Inc.
  Registration Statement on Form S-3
  Filed October 3, 2005
  File No. 333-128799

Dear Mr. Blackham:

      This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
1. Please clarify the dates the operating partnership units were issued and when they became convertible. Note that we view the date that the units became convertible as an offering of the underlying REIT shares. Please tell us also where you have filed the agreement relating to the operating partnership unit sales pursuant to Item
601
of Regulation S-K.

Selling Stockholders, page 33
2. Please revise the selling stockholder table to include all the information required by Item 507 of Regulation S-K relating to the class of shares being registered including, the amount of shares of the class held by the selling stockholders before the offering, the amount of shares of the class to be offered for the selling stockholder`s account and the amount and percentage of the shares to be held by each selling stockholder after the completion of the offering.
3. We note that the total number of shares being offered for resale as disclosed on page 33 is inconsistent with the total number of shares disclosed in the table on page 34. Please revise or advise.
4. Tell us the meaning of the sentence that immediately precedes the selling stockholder table since it appears that, with respect to beneficial ownership, the table speaks for itself. It is not clear how you could register the resale of shares that are not outstanding at the time you file the registration statement. Refer to Instruction I.B.3 to Form S-3.
5. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.


* * *

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 Please direct any questions to Charito A. Mittelman at (202)
551-3402, or the undersigned at (202) 551-3780.



Sincerely,



Karen J. Garnett
Assistant Director



cc:  Michael O`Sullivan, Esq.  (via facsimile)


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J. William Blackham
Eagle Hospitality Properties Trust, Inc.
October 21, 2005
Page 3